May 12, 2006

Mr. Robert Messey
Vice President
Arch Western Resources, LLC
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141




      Re:	Arch Western Resources, LLC
Form 10-K for Fiscal Year Ended December 31, 2005
		Filed March 30, 2006
		File No. 333-107569-03

Dear Mr. Messey:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

General

1. Please correct your Commission File Number indicated on the cover of your annual report to be 333-107569-03, rather than 1-13105, which corresponds to your parent company and not to you.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Contractual Obligations, page 37

2. We note that you have not included certain long-term liabilities, such as postretirement benefits, asset retirement, workers` compensation, and other non-current liabilities, in your table of contractual obligations. Item 303(5)(i) of Regulation S-K requires other long-term liabilities that are reflected on your balance sheet under GAAP to be listed in the table. If you believe the nature of these other long term liabilities differs substantially from those presently shown, you may opt for both quantification and discussion of the excluded items in a narrative adjacent to the table. Further, please include a total column aggregating the obligations in your table.

Financial Statements

Statements of Cash Flows, page F-5

3. We note that you have recorded a cash outflow of $108,600,000 for capital expenditures in the investing section of your statement of cash flows. Please tell us how this amount reconciles to the changes depicted in the related line items on your balance sheet.

Note 18 - Cash Flow, page F-18

4. We note that you report increases in receivables from Arch
Coal,
Inc. within the line item `Changes in operating assets and liabilities` in calculating the cash provided by or used in operating activities in your Statements of Cash Flows.  However, in
discussing
the increase in cash provided by operating activities in 2005 on page
36, you identify as a factor in this increase, "...the significant increase in our receivable from Arch Coal in 2004 which resulted from the borrowings that we made in 2004 that were loaned to Arch
Coal."
While the logic in your attribution is unclear, given this disclosure, coupled with that of your loans to Arch Coal on pages 37 and F-16, clarifying that this receivable is interest bearing and payable on demand, we would expect to see these transactions classified as investing activities in your Statements of Cash Flows in accordance with paragraph 17(a) of SFAS 95. Accordingly, please amend your financial statements to comply with this guidance or explain to us why you believe it does not apply to you.

5. We note that you have recorded prepaid royalties as cash flows from investing activities on your Statements of Cash Flows which, we understand from your disclosure in Note 2 on page F-8, are attributed to the rights to leased coal lands recoupable against your production. It is unclear why you have characterized this transaction as cash flows used in investing activities since changes in prepaid assets on the balance sheet and amounts expensed to cost of sales would ordinarily be reflected in operating cash flows. Please tell us why you believe these payments should be considered acquisitions of property; describe the mechanism by which such payments are recouped, and identify the particular characteristics you believe differentiate these arrangements from typical royalty payments that should be reported as operating cash flows.
Further,
for each year presented, tell us how much of the prepaid assets recorded were subsequently expensed in the same period.

Engineering Comments

Properties, page 27

6. In your "Our Reserves" section, you indicate that your most recent third party review of your reserve estimates was conducted by Weir International Mining Consultants in February 2006. Please provide our engineer with a copy of this report. If it is available in pdf format, please provide it on a disk.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-
3705 with any questions regarding engineering comments. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
Mr. Robert Messey
Arch Western Resources, LLC
May 12, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010